       [Dendreon Letterhead]

       August 27, 2008

VIA FACSIMILE ((202) 772-9217)

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010
Attn: Jeffrey P. Riedler and Sonia Barros

Re:                   Dendreon Corporation

Registration Statement on Form S-3 (File No. 333-151573)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, Dendreon Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (Registration No. 333-151573).  The Registrant respectfully requests that, pursuant to Section 8(a) of the Securities Act of 1933, such Registration Statement be declared effective as of 4:00 p.m., Washington time, on Friday, August 29, 2008 or as soon thereafter as is practicable.

The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  The Registrant also acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

DENDREON CORPORATION

By:                        /s/ Richard F. Hamm Jr.
Name:                  Richard F. Hamm, Jr.
Title:                    Senior Vice President, Corporate Development and General Counsel